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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13G


               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                                 (Amendment No. 3 )*



                               Comstock Resources, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                                     Common Stock
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      205768203
--------------------------------------------------------------------------------
                                    (CUSIP Number)


--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))
                                  Page 1 of 8 Pages

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-----------------------                                  --------------------
  CUSIP No. 205768203                  13G                 Page 2 of 8 Pages
-----------------------                                  --------------------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The TCW Group, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /

                                                             (b) /X/

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada corporation


  NUMBER OF        5    SOLE VOTING POWER
   SHARES                                                 1,383,865
 BENEFICIALLY
  OWNED BY         6    SHARED VOTING POWER
    EACH                                                        -0-
  REPORTING
   PERSON          7    SOLE DISPOSITIVE POWER
    WITH                                                  1,383,865

                   8    SHARED DISPOSITIVE POWER
                                                                -0-

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                                                          1,383,865

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*
                                                                / /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      7.4% (see response to Item 4)

12  TYPE OF REPORTING PERSON*
                                    HC/CO


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

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-----------------------                                  --------------------
  CUSIP No. 205768203                  13G                 Page 3 of 8 Pages
-----------------------                                  --------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert Day

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /

                                                                     (b) /X/

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States Citizen

 NUMBER OF             5    SOLE VOTING POWER
  SHARES                                                             1,383,865
BENEFICIALLY
 OWNED BY              6    SHARED VOTING POWER
   EACH                                                                    -0-
 REPORTING
  PERSON               7    SOLE DISPOSITIVE POWER
   WITH                                                              1,383,865

                       8    SHARED DISPOSITIVE POWER
                                                                           -0-

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     1,383,865

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           / /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       7.4% (see response to Item 4)

12  TYPE OF REPORTING PERSON*7
                                       HC/IN


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 4 of 8 Pages

Item 1(a).    Name of Issuer:

              Comstock Resources, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              5005 LBJ Freeway
              Suite 1000
              Dallas, TX 75244

Item 2(a).    Name of Persons Filing:
Item 2(b).    Address of Principal Business Office:
Item 2(c).    Citizenship:

              The TCW Group, Inc.
              865 South Figueroa Street
              Los Angeles, CA 90017
              (Nevada Corporation)

              Robert Day
              200 Park Avenue, Suite 2200
              New York, New York 10166
              (United States Citizen)

Item 2(d).    Title of Class of Securities:

              Common Stock

Item 2(e).    CUSIP Number:

              205768203


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                                                               Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a)  [ ]  Broker or Dealer registered under Section 15 of the Act:

                   Not applicable

    (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act:

                   Not applicable

    (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act:

                   Not applicable

    (d) [ ] Investment Company registered under Section 8 of the Investment Company Act:

                   Not applicable

    (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940:

                   Not applicable

    (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund (SEE 13d-1(b)(1)(ii)(F)):

                   Not applicable

    (g) [X] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (SEE Item 7):

                   The TCW Group, Inc.
                   Robert Day (individual who may be deemed to control The TCW Group, Inc. and other holders of the Common Stock of the issuer)

    (h)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H):

                   Not applicable.
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                                                               Page 6 of 8 Pages


Item 4.  Ownership **

    THE TCW GROUP, INC.

          (a)  Amount beneficially owned: 1,383,865***

          (b)  Percent of class: 7.4%

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:
                       1,383,865

               (ii)  Shared power to vote or to direct the vote:   none.

               (iii) Sole power to dispose or direct the disposition of:
               1,383,865

               (iv)  Shared power to dispose or to direct the disposition of:
               none.

     ROBERT DAY

          (a)  Amount beneficially owned: 1,383,865***

          (b)  Percent of class: 7.4%

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:
                       1,383,865

               (ii)  Shared power to vote or to direct the vote: none.

               (iii) Sole power to dispose or direct the disposition of:
               1,383,865

               (iv)  Shared power to dispose or to direct the disposition of:
               none.

--------------------------

**   The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

***     Includes 1,345,377 shares of Common Stock issuable upon conversion of
706,323 shares of Convertible Preferred Series 1995 stock.

                                                               Page 7 of 8 Pages

Item 5.   Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Various persons other than as described in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Comstock Resources, Inc.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          SEE Exhibit A.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable. SEE Exhibits A and B.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

     Because this statement is filed pursuant to Rule 13d-1(b), the following certification is included:


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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                                                               Page 8 of 8 Pages


                                      SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 10th day of December, 1996.


                                             The TCW Group, Inc.


                                             By: /s/ Mohan V. Phansalkar
                                                 -----------------------
                                                  Mohan V. Phansalkar
                                                  Authorized Signatory


                                             Robert Day


                                             By: /s/ Mohan V. Phansalkar
                                                 -----------------------
                                                  Mohan V. Phansalkar
                                                  Under Power of Attorney dated
                                                  January 30, 1996, on File with
                                                  Schedule 13G Amendment Number
                                                  1 for Matrix Service Co. dated
                                                  January 30, 1996.